SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 13E-3
                           RULE 13E-3 TRANSACTION STATEMENT
        (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                        RULE 13E-3 (Sec.240.13E-3) THEREUNDER)

                           TEXAS UTILITIES ELECTRIC COMPANY
                                   (NAME OF ISSUER)
                               TEXAS UTILITIES COMPANY
                       (NAME OF THE PERSON(S) FILING STATEMENT)



          $4.00 Preferred Stock (Dallas Power Series), CUSIP No. 882850 40 7
         $4.00 Preferred Stock (Texas Electric Series), CUSIP No. 882850 87 8
          $4.00 Preferred Stock (Texas Power Series), CUSIP No. 882850 75 3
                     $4.24 Preferred Stock, CUSIP No. 882850 30 8
                     $4.44 Preferred Stock, CUSIP No. 882850 71 2
                     $4.50 Preferred Stock, CUSIP No. 882850 20 9
         $4.56 Preferred Stock (Texas Electric Series), CUSIP No. 882850 86 0
          $4.56 Preferred Stock (Texas Power Series), CUSIP No. 882850 74 6
                     $4.64 Preferred Stock, CUSIP No. 882850 85 2
                     $4.76 Preferred Stock, CUSIP No. 882850 72 0
                     $4.80 Preferred Stock, CUSIP No. 882850 50 6
                     $4.84 Preferred Stock, CUSIP No. 882850 73 8
                     $5.08 Preferred Stock, CUSIP No. 882850 84 5
               $6.375 Cumulative Preferred Stock, CUSIP No. 882850 43 1
               $6.98 Cumulative Preferred Stock, CUSIP No. 882850 46 4
               $7.98 Cumulative Preferred Stock, CUSIP No. 882850 47 2
      Adjustable Rate Cumulative Preferred Series A Stock, CUSIP No. 882850 59 7
          $2.05 Depositary Shares, each representing 1/4 share of the $8.20
                  Cumulative Preferred Stock, CUSIP No. 882850 48 0
        $1.875 Depositary Shares, Series A, each representing 1/4 share of the
                          $7.50 Cumulative Preferred Stock,
                                CUSIP No. 882850 44 9
        $1.805 Depositary Shares, Series B, each representing 1/4 share of the
                          $7.22 Cumulative Preferred Stock,
                                 CUSIP No. 882850 41 5

                   (TITLE AND CUSIP NUMBER OF CLASS OF SECURITIES)

                                    James H. Scott
                                      Secretary
                                     Energy Plaza
                                  1601 Bryan Street
                                 Dallas, Texas 75201
                                    (214) 812-4600

     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                  Page 1 of 14 Pages

                            -----------------------------


     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
               [Sec.240.13e-3(c)] under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.   [X]  A tender offer.
     d.   [  ] None of the above.
               Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]



                                  Page 2 of 14 Pages

                              CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
          ---------------------                        --------------------

               $562,499,350                                   $112,499.87
          * Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying the purchase price of each series by the Purchase Price per share indicated below

                                                                         Shares
                                                       Purchase Price Outstand-
                      Series                              Per Share      -ing
      --------------------------------------------     --------------  -------
      $4.00 Preferred Stock (Dallas Power Series)           $66.01       70,000

      $4.00 Preferred Stock (Texas Electric Series)         $66.01      110,000

      $4.00 Preferred Stock (Texas Power Series)            $66.01       70,000

      $4.24 Preferred Stock                                 $69.97      100,000

      $4.44 Preferred Stock                                 $73.27      150,000

      $4.50 Preferred Stock                                 $71.89       74,367

      $4.56 Preferred Stock (Texas Electric Series)         $72.84       64,947

      $4.56 Preferred Stock (Texas Power Series)            $72.84      133,628

      $4.64 Preferred Stock                                 $76.57      100,000

      $4.76 Preferred Stock                                 $78.55      100,000

      $4.80 Preferred Stock                                 $79.21      100,000

      $4.84 Preferred Stock                                 $79.87       70,000

      $5.08 Preferred Stock                                 $83.83       80,000

      $6.375 Cumulative Preferred Stock                    $106.76    1,000,000

      $6.98 Cumulative Preferred Stock                     $109.20    1,000,000

      $7.98 Cumulative Preferred Stock                     $117.00      474,000

      Adjustable Rate Cumulative Preferred Series A
      Stock                                                $100.25      884,700

      $2.05 Depositary Shares, each representing
      1/4 share of the $7.50 Cumulative Preferred
      Stock                                                 $26.53    1,355,489

      $1.875 Depositary Shares, Series A, each
      representing 1/4 share of the $7.50
      Cumulative Preferred Stock                            $27.62    1,568,934

      $1.805 Depositary Shares, Series B, each
      representing 1/4 share of the $7.22
      Cumulative Preferred Stock                            $27.45    1,204,530


                                  Page 3 of 14 Pages

     /x/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

          Amount Previously Paid:  $112,499.87 Filing Party:Texas Utilities
                                                                 Company

          Form or Registration No.: Schedule 13E-4 Date Filed: February 24, 1997



                                  Page 4 of 14 Pages

               This Rule 13e-3 Transaction Statement (the "Statement") relates to the Offer by Texas Utilities Company, a Texas corporation (the "Offeror"), pursuant to its offer to purchase dated February 24, 1997 (the "Offer to Purchase"), to purchase any and all of the outstanding shares of the following series of Preferred Stock (each with a liquidation value of $100) and Depositary Shares (each with a liquidation value of $25) of Texas Utilities Electric Company (the "Issuer"):


                                                               Purchase Price
                           Series                                 Per Share
           --------------------------------------------        --------------
           $4.00 Preferred Stock (Dallas Power Series)              $66.01

           $4.00 Preferred Stock (Texas Electric Series)            $66.01

           $4.00 Preferred Stock (Texas Power Series)               $66.01

           $4.24 Preferred Stock                                    $69.97

           $4.44 Preferred Stock                                    $73.27

           $4.50 Preferred Stock                                    $71.89

           $4.56 Preferred Stock (Texas Electric Series)            $72.84

           $4.56 Preferred Stock (Texas Power Series)               $72.84

           $4.64 Preferred Stock                                    $76.57

           $4.76 Preferred Stock                                    $78.55

           $4.80 Preferred Stock                                    $79.21

           $4.84 Preferred Stock                                    $79.87

           $5.08 Preferred Stock                                    $83.83

           $6.375 Cumulative Preferred Stock                       $106.76

           $6.98 Cumulative Preferred Stock                        $109.20

           $7.98 Cumulative Preferred Stock                        $117.00

           Adjustable Rate Cumulative Preferred Series A
           Stock                                                   $100.25

           $2.05 Depositary Shares, each representing
           1/4 share of the $7.50 Cumulative Preferred
           Stock                                                    $26.53

           $1.875 Depositary Shares, Series A, each
           representing 1/4 share of the $7.50
           Cumulative Preferred Stock                               $27.62

           $1.805 Depositary Shares, Series B, each
           representing 1/4 share of the $7.22
           Cumulative Preferred Stock                               $27.45


                                  Page 5 of 14 Pages

               The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed by the Offeror as affiliate of the Issuer with the Securities and Exchange Commission (the "Commission") on the date hereof of the information required to be included in response to the items of this Statement. The information set forth in the Schedule 13E-4, which is attached hereto as Exhibit
          (g)(1), including all exhibits thereto, is expressly incorporated by reference and responses to each item herein are qualified in their entirety by the corresponding responses in the
          Schedule 13E-4.

              Item in                                         Location in
           Schedule 13E-3                                   Schedule 13E-4
           --------------                                   --------------

          Item 1(a) . . . . . . . . . . . . . . . . . . . . . . Item 1(a)
          Item 1(b) . . . . . . . . . . . . . . . . . . . . . . Item 1(b)
          Item 1(c) . . . . . . . . . . . . . . . . . . . . . . Item 1(c)
          Item 1(d) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 1(e) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 1(f) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 2(a) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 2(b) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 2(c) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 2(d) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 2(e) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 2(f) . . . . . . . . . . . . . . . . . . . . . .   *

          ------------------------
               *The Item is located in the Schedule 13E-3 only.


                                  Page 6 of 14 Pages

          Item 2(g) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 3(a)(1)  . . . . . . . . . . . . . . . . . . . .   *
          Item 3(a)(2)  . . . . . . . . . . . . . . . . . . . .   *
          Item 3(b) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 4(a) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 4(b) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 5(a) . . . . . . . . . . . . . . . . . . . . . . Item 3(b)
          Item 5(b) . . . . . . . . . . . . . . . . . . . . . . Item 3(c)
          Item 5(c) . . . . . . . . . . . . . . . . . . . . . . Item 3(d)
          Item 5(d) . . . . . . . . . . . . . . . . . . . . . . Item 3(e)
          Item 5(e) . . . . . . . . . . . . . . . . . . . . . . Item 3(f)
          Item 5(f) . . . . . . . . . . . . . . . . . . . . . . Item 3(i)
          Item 5(g) . . . . . . . . . . . . . . . . . . . . . . Item 3(j)
          Item 6(a) . . . . . . . . . . . . . . . . . . . . . . Item 2(a)
          Item 6(b) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 6(c) . . . . . . . . . . . . . . . . . . . . . . Item 2(b)
          Item 6(d) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 7(a) . . . . . . . . . . . . . . . . . . . . . . Item 3
          Item 7(b) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 7(c) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 7(d) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 8(a) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 8(b) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 8(c) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 8(d) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 8(e) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 8(f) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 9(a) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 9(b) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 9(c) . . . . . . . . . . . . . . . . . . . . . .   *
          Item 10(a)  . . . . . . . . . . . . . . . . . . . . .   *
          Item 10(b)  . . . . . . . . . . . . . . . . . . . . .   *
          Item 11 . . . . . . . . . . . . . . . . . . . . . . . Item 5
          Item 12(a)  . . . . . . . . . . . . . . . . . . . . .   *
          Item 12(b)  . . . . . . . . . . . . . . . . . . . . .   *
          Item 13(a)  . . . . . . . . . . . . . . . . . . . . .   *
          Item 13(b)  . . . . . . . . . . . . . . . . . . . . .   *
          Item 13(c)  . . . . . . . . . . . . . . . . . . . . .   *
          Item 14(a)  . . . . . . . . . . . . . . . . . . . . . Item 7(a)
          Item 14(b)  . . . . . . . . . . . . . . . . . . . . . Item 7(b)
          Item 15(a)  . . . . . . . . . . . . . . . . . . . . .   *
          Item 15(b)  . . . . . . . . . . . . . . . . . . . . . Item 6
          Item 16 . . . . . . . . . . . . . . . . . . . . . . . Item 8(e)
          Item 17(a)  . . . . . . . . . . . . . . . . . . . . . Item 9(b)
          Item 17(b)  . . . . . . . . . . . . . . . . . . . . .   *
          Item 17(c)  . . . . . . . . . . . . . . . . . . . . . Item 9(c)
          Item 17(d)  . . . . . . . . . . . . . . . . . . . . . Item 9(a)
          Item 17(e)  . . . . . . . . . . . . . . . . . . . . .   *
          Item 17(f)  . . . . . . . . . . . . . . . . . . . . . Item 9(f)

          -------------------------
          *    The Item is located in the Schedule 13E-3 only.

                                  Page 7 of 14 Pages

          Item 1.   Issuer and Class of Security Subject to the
          Transaction.

           (a) The name of the Issuer is Texas Utilities Electric Company, a Texas corporation that has its principal executive offices at 1601 Bryan Street, Dallas, Texas 75201 (telephone number (214) 812-4600).

           (b) The information set forth in the front cover page, the "Introduction" and Section 1-"Purpose of the Offer; Certain Effects of the Offer; Plans of the Offeror and the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

           (c)-(d)  The information set forth in the "Introduction" and
                    Section 8 - "Price Ranges of the Shares; Dividends" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

           (e)      Not applicable.

           (f) The information set forth in Section 11 - Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

          Item 2.   Identity and Background.

                    The Offerer is the party filing this statement. The Offeror, Texas Utilities Company, a Texas corporation having its principal executive offices at 1601 Bryan Street, Dallas, Texas 75201, owns all the common stock of the Issuer and of two other electric utility subsidiaries. The Offeror also has three other subsidiaries which perform specialized functions within the Offeror's system of companies.

           (a)-(d)  Not applicable.

           (e) No executive officer or director of the Offeror has, during the last 5 years, been convicted in a criminal proceeding (exluding traffic violations or similar misdemeanors).

           (f) No executive officer or director of the Offeror has, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent juridiction which proceeding resulted in such officer or director being subject to a judgment, decree or final order enjoining further violations of, or

                                  Page 8 of 14 Pages
                    prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

           (g)      Not applicable.

          Item 3.   Past Contacts, Transactions or Negotiations.

           (a) The Offeror is the holder of all the shares of Common Stock of the Issuer.

           (b)      Not applicable.

          Item 4.   Terms of the Transaction.

           (a) The information set forth on the Cover; in the "Introduction;" Section 1-"Purpose of the Offer; Certain Effects of the Offer; Plans of the Offeror and the Company After the Offer"; Section 3 - "Number of Shares; Purchase Price; Expiration Date; Receipt of Dividend; Extension of the Offer"; Section 4 - "Procedure for Tendering Shares"; Section 5 - "Withdrawal Rights"; Section 6 - "Acceptance for Payment of Shares and Payment of Purchase Price;"
                    Section 7 - "Certain Conditions of the Offer" and
                    Section 12 - "Extension of Tender Period; Termination; Amendments" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

           (b)      Not Applicable.

          Item 5.   Plans or Proposals of the Issuer or Affiliate.

           (a)-(d)  Not applicable.

           (e) The information set forth in Section 1 - "Purpose of the Offer; Certain Effects of the Offer; Plans of the Offeror and the Company After the Offer" is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

           (f) The information set forth in Section 1-"Purpose of the Offer; Certain Effects of the Offer; Plans of the Offeror and the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

           (g)      Not applicable.

          Item 6.   Source and Amounts of Funds or Other Consideration.

           (a) The information set forth in Section 10-"Source and Amount of Funds" in the Offer to Purchase is

                                 Page 9 of 14 Pages
                    incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

           (b) The information set forth in Section 14-"Fees and Expenses" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

           (c)-(d) The information set forth in Section 10-"Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

          Item 7.   Purpose(s), Alternatives, Reasons and Effects.

           (a) The information set forth in Section 1-"Purpose of the Offer; Certain Effects of the Offer; Plans of the Offeror and the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

           (b)      Not applicable.

           (c) The information set forth in Section 1-"Purpose of the Offer; Certain Effects of the Offer; Plans of the Offeror and the Company After the Offer" and Section 9
                    - "Certain Information Concerning the Company" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

           (d) The information set forth in Section 1-"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer"; Section 13 - "Certain U.S. Federal Income Tax Consequences"; Section 8 - "Price Range of Shares; Dividends" and Section 10 - "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

          Item 8.   Fairness of the Transaction.

           (a)-(b) The information set forth in Section 1-"Purpose of the Offer; Certain Effects of the Offer; Plans of the Offeror and the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

           (c) The information set forth in Section 2 - "Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to
                    Schedule 13E-3.

                                 Page 10 of 14 Pages

           (d)-(e) The information set forth in Section 1-"Purpose of the Offer; Certain Effects of the Offer; Plans of the Offeror and the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

           (f)      Not Applicable.

          Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.

           (a) The information set forth in Section 1-"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

           (b)      Not applicable.

           (c)      Not applicable.

          Item 10.  Interest in Securities of the Issuer.

           (a)-(b) The information set forth in Section 11 - "Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

          Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

                    Not applicable.

          Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

           (a) The information set forth in Section 11 - "Transactions and Agreements Concerning the Shares" in the Offer to Purchase hereto is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

           (b) The information set forth in the front cover page, "Introduction" and Section 1-"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company and the Offeror After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

          Item 13.  Other Provisions of the Transaction.

           (a) The information set forth in Section 2 - "Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to
                    Schedule 13E-3.

                                 Page 11 of 14 Pages

           (b)      Not applicable.

           (c)      Not applicable.

          Item 14.  Financial Information.

           (a) The information set forth in Section 9 - "Certain Information Concerning the Company" in the Offer to Purchase and Exhibits (g)(2) and (g)(3) hereto is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

           (b)      Not applicable.

          Item 15.  Persons and Assets Employed, Retained or Utilized.

           (a)      Not applicable.

           (b)      The information set forth in the front cover page and
                    Section 14-"Fees and Expenses" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

          Item 16.  Additional Information.

                    Reference is hereby made to the Offer to Purchase and the Form of Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(l) and (d)(2), respectively, and incorporated in their entirety herein by reference pursuant to General Instruction D to
                    Schedule 13E-3.

          Item 17.  Material to be Filed as Exhibits.

           (a)           Not applicable.

           (b)           Not applicable.

           (c)           Not applicable.

           (d)(1)        Offer to Purchase dated February 24, 1997.

           (d)(2)        Letter of Transmittal.

           (d)(3)        Notice of Guaranteed Delivery.

           (d)(4)        Notice of Solicited Tenders.

           (d)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 24, 1997.

           (d)(6)        Questions and Answers.

                                 Page 12 of 14 Pages

           (d)(7)        Press Release dated February 24, 1997.

           (d)(8)        Summary Advertisement dated February 24, 1997.

           (d)(9)        Guidelines for Certification of Taxpayer
                         Identification Number on Substitute Form W-9.

           (e)           Not applicable.

           (f)           Not applicable.

           (g)(1) Issuer Tender Offer Statement on Schedule 13E-4 dated February 24, 1997.

           (g)(2)        Annual Report on Form 10-K for the year ended
                         December 31, 1995.

           (g)(3) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.


                                 Page 13 of 14 Pages

                                      SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


          Dated: February 24, 1997      TEXAS UTILITIES COMPANY


                              By:     /s/ James H. Scott
                                 ------------------------------------
                                   Name:  James H. Scott
                                   Title:  Secretary


                                 Page 14 of 14 Pages

                                    EXHIBIT INDEX

          EXHIBIT NO.                   DESCRIPTION

           (a)                Not applicable.

           (b)                Not applicable.

           (c)                Not applicable.

           (d)(1)             Offer to Purchase dated February 24, 1997.

           (d)(2)             Letter of Transmittal.

           (d)(3)             Notice of Guaranteed Delivery.

           (d)(4)             Notice of Solicited Tenders.

           (d)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 24, 1997.

           (d)(6)             Questions and Answers.

           (d)(7)             Press Release dated February 24, 1997.

           (d)(8)             Summary Advertisement dated February 24,
                              1997.

           (d)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

           (e)                Not applicable.

           (f)                Not applicable.

           (g)(1) Issuer Tender Offer Statement on Schedule 13E-4 dated February 24, 1997.

           (g)(2)             Annual Report on Form 10-K for the year ended
                              December 31, 1995.

           (g)(3) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.